OWC PHARMACEUTICAL RESEARCH CORP.

2 Ben Gurion St., Ramat Gan

Israel 5257334

June 27, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Caleb French

Re:	OWC Pharmaceutical Research Corp.
Registration Statement on Form S-1
Filed May 31, 2019
File No. 333-231865
Request for Acceleration

Ladies and Gentleman:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, OWC Pharmaceutical Research Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective at 10:00 a.m., Eastern Time, on June 28, 2019, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

If you have any questions regarding this request, please contact Jeffrey Schultz, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 692-6732.

Very truly yours,

OWC Pharmaceutical Research Corp.

/s/ Mordechi Bignitz
By:	Mordechi Bignitz
Title:	Chief Executive Officer

cc:	Abraham A. Reshtick, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.